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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated January 30, 2003


                         Commission File Number 1-14878


                                   GERDAU S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                        --------------------------------
                       (Translation of Registrant's Name)

                                Av. Farrapos 1811
             Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No   X
             ----                      ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 30, 2003

                                GERDAU S.A.




                                By:  /s/ Osvaldo  Burgos Schirmer
                                     -------------------------------
                                     Name:   Osvaldo Burgos Schirmer
                                     Title:  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                      Description of Exhibit
-------                      ----------------------

1                            Relevant Information - 4th Quarter 2002